CONFIDENTIAL TREATMENT REQUESTED

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50366

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RNR SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1802 HEMPSTEAD TPKE.
(No. and Street)

EAST MEADOW	NY	11554
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

RONALD LA SERRA 516-222-8875
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PRAGER METIS CPAs, LLC
(Name – *if individual, state last, first, middle name*)

485 UNDERHILL BLVD., SUITE 100	SYOSSET	NY	11791
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, WILLIAM V. ROMEO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RNR SECURITIES, LLC, as of DECEMBER 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

STEVEN NOTO
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01NO6306805
Qualified in Nassau County
My Commission Expires June 23, 2022

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STEVEN NOTO
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01NO6306805
Qualified in Nassau County
My Commission Expires June 23, 2022

RNR SECURITIES, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2018

CONTENTS



PragerMetis

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Prager Metis CPAs, LLC

485 UNDERHILL BOULEVARD
SUITE 100
SYOSSET, NY 11791
T 516.921.6480
F 516.921.6482
www.pragermetis.com

To the Member and Board of Directors of
RNR Securities, LLC
East Meadow, New York

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of RNR Securities, LLC (a Limited Liability Company) as of December 31, 2018, and the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of RNR Securities, LLC as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of RNR Securities, LLC's management. Our responsibility is to express an opinion on RNR Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to RNR Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

-1-



Supplementary Information

The supplementary information on pages 16 through 20 has been subjected to audit procedures performed in conjunction with the audit of RNR Securities, LLC's financial statements. The supplementary information is the responsibility of RNR Securities, LLC's management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with 17 C.F.R §240.17a-5. In our opinion, the supplementary information on pages 16 through 20 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Prager Metis CPAs, LLC

PRAGER METIS CPAs, LLC

Prager Metis CPAs, LLC has served as RNR Securities, LLC's auditors since 2018. S. A. Koenig & Associates CPAs, P.C., who combined with Prager Metis CPAs, LLC as of October 1, 2018, had previously served as RNR Securities, LLC's auditors from 2008 through 2018.

Syosset, New York
February 22, 2019

-2-

RNR SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2018

ASSETS

ASSETS:

Cash and cash equivalents	$	156,224
Securities, at fair value		34,550
Commissions receivable		198,752
Prepaid expenses and other assets		32,559
Property and equipment, net		57,788
Total Assets	$	479,873

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES:

Accounts payable, accrued expenses and other liabilities	$	249,290
Notes payable and capital leases		29,934
Total Liabilities		279,224

MEMBERS' EQUITY

Total Members' Equity		200,649
Total Liabilities and Members' Equity	$	479,873

The accompanying notes are an integral part of these financial statements.

RNR SECURITIES, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2018

REVENUES:

Commissions	$ 3,086,999
Principal transactions	6,117
Interest and dividend income	5,560
Other income	369
TOTAL REVENUE	3,099,045

OPERATING EXPENSES:

Employee compensation and benefits	2,001,924
Other operating expenses	237,407
Occupancy and equipment expense	87,211
Regulatory fees	27,389
Office expenses	12,464
Technology and communications expense	4,251
Other expenses	724
TOTAL OPERATING EXPENSES	2,371,370
NET INCOME	$ 727,675

The accompanying notes are an integral part of these financial statements.

RNR SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2018

Balance, January 1, 2018	$	234,870
Members' distributions		(811,896)
Members' contributions		50,000
Net income		727,675
Balance, December 31, 2018	$	200,649

The accompanying notes are an integral part of these financial statements.

RNR SECURITIES, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2018

CASH FLOWS FROM OPERATING ACTIVITIES:

Net income	$ 727,675
Adjustments to reconcile net income to net cash	
provided by operating activities:	
Depreciation and amortization expense	13,955
Insurance financed	29,934
Decrease in securities, at fair value	139,600
Increase in commissions receivable	(4,015)
Decrease in other assets	6,938
Increase in accounts payable, accrued expenses and other liabilities	17,095
NET CASH PROVIDED BY OPERATING ACTIVITIES	931,182
CASH FLOWS USED IN INVESTING ACTIVITIES:	
Purchases of property and equipment	(30,108)
CASH FLOWS USED IN FINANCING ACTIVITIES:	
Distributions paid to members	(811,896)
Contributions made by members	50,000
Principal payments on note payable - insurance	(28,808)
Principal payments on capital lease obligation	(219)
NET CASH USED FOR FINANCING ACTIVITIES	(790,923)
NET INCREASE IN CASH AND CASH EQUIVALENTS	110,151
CASH AND CASH EQUIVALENTS , BEGINNING OF YEAR	46,073
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 156,224
CASH PAID DURING THE YEAR FOR:	
Interest	$ 724

The accompanying notes are an integral part of these financial statements.

RNR SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS

1 - **ORGANIZATION**

RNR Securities, LLC ("the Company") was organized in New York on March 27, 1997. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Regulatory Authority ("FINRA"). The Company is scheduled to dissolve on March 1, 2026. The Company operates pursuant to SEC Rule 15c3-3(k)(2)(i), limiting business to the distribution of mutual funds and/or variable life insurance and annuities, and effective January 2011, the Company began distribution of REITS. The Company operates as a limited liability company and the liability of the member of the Company is limited to the members' total capital contribution. The ownership of the Company is comprised of two members. One member has a 99% interest in the Company and the second minority member has a 1% interest in the Company.

The Company operates primarily as an introducing broker and engages in the business of providing brokerage services for customers limited to the distribution of mutual funds and variable life insurance and annuities. As a matter of normal business practice, the Company does not assume positions in securities.

2 - **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

Basis of Operations

The Company has prepared its financial statements on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates. Estimates are used when accounting for amortization, depreciation and contingencies.

Cash and Cash Equivalents

Cash and cash equivalents consist of highly liquid debt investments with maturity of three months or less when purchased.

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D).

Cash and Cash Equivalents (cont'd)

The Company places its temporary cash investments with investment quality financial institutions. At times, such investments may be in excess of federal insurance limits. The Company has not experienced any losses in these accounts.

Revenue Recognition

Securities Transactions

Securities transactions and related revenues and expenses are recorded on a trade date basis. Customers' securities transactions are reported on a settlement date with related commission income and expenses reported on a trade date basis. Investment advisory, mutual fund fees, and insurance product commissions are received and earned monthly and quarterly.

In May 2014, ASU No. 2014-09, "Revenue from Contracts with Customers" ("ASU 2014-09") was issued, which is a new standard related to revenue recognition. Under the new standard, recognition of revenue occurs when a customer obtains control of promised services or goods in an amount that reflects the consideration to which the entity expects to receive in exchange for those goods or services. In addition, the standard requires disclosure of the nature, amount, timing, and uncertainty of revenue and cash flows arising from customer contracts. The standard must be adopted using either a full retrospective approach for all periods presented in the period of adoption or a modified retrospective approach. In July 2015, the FASB issued ASU 2015-14, "Revenue from Contracts with Customers – Deferral of the Effective Date," which defers the implementation of this new standard to be effective for fiscal years beginning after December 15, 2017. In March 2016, the FASB issued ASU 2016-08, "Revenue from Contracts with Customers (Topic 606)" which amends certain aspects of the new revenue recognition standard. In April 2016, the FASB issued ASU 2016-10, "Identifying Performance Obligations and Licensing," and in May 2016, the FASB issued ASU 2016-12, "Narrow-Scope Improvements and Practical Expedients," which amend certain aspects of the new revenue recognition standard pursuant to ASU 2014-09. In December 2016, the FASB issued ASU 2016-20, "Technical Corrections and Improvements to Topic 606, Revenue from Contracts with Customers" to clarify the codification or to correct unintended application of guidance. In September 2017 and November 2017, the FASB issued ASU 2017-13,

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D).

Revenue Recognition (cont.)

"Revenue Recognition (Topic 605), Revenue from Contracts with Customers (Topic 606), Leases (Topic 840), and Leases (Topic 842)" and ASU 2017-14, "Income Statement-Reporting Comprehensive Income (Topic 220), Revenue Recognition (Topic 605), and Revenue from Contracts with Customers (Topic 606)" which amends certain aspects of the new revenue recognition standard. In November 2018, the FASB issued ASU 2018-18 "Collaborative Arrangements (Topic 808), to clarify the interaction between Topic 808 and Topic 606.

Effective January 1, 2018, the Company adopted ASU 2014-09, "Revenue from Contracts with Customers" ("ASU 2014-09") and other associated standards as mentioned above. The Company has evaluated the new revenue recognition standard and has determined that the standard will not impact the Company's methods for accounting for revenue or its disclosures relating to revenue. Additionally, the Company notes that no adjustments to revenue are required for the Company to be in compliance with the new revenue recognition standard.

Commissions Receivable

The Company carries its commissions receivable at cost, less an allowance for doubtful accounts. On a periodic basis, the Company evaluates its commissions receivable and establishes an allowance for doubtful accounts, based on a history of past write-offs and collections and current credit conditions. At December 31, 2018, no allowance for doubtful accounts was deemed necessary.

Investment Valuation

The Company's investments in securities are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for discussion of Fair Value Measurements.

RNR SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D).

Property and Equipment

Property and equipment is stated at cost. The costs of additions and betterments are capitalized and expenditures for repairs and maintenance are expensed in the period incurred. When items of property and equipment are sold or retired, the related costs and accumulated depreciation are removed from the accounts and any gain or loss is included in income.

Depreciation and amortization of property and equipment is provided utilizing both the straight-line and accelerated methods over the estimated useful lives of the respective assets as follows:

Computer equipment	5 years
Furniture and fixtures	7 years
Leasehold improvements	20 years or the life of the lease

Income Taxes

Provisions for federal and state income taxes have not been provided for because the Limited Liability Company ("LLC") is classified as a partnership for income tax purposes and will not be subject to income tax. As such the LLC's income or loss and credits are passed through to the member and are reported on the member's income tax returns.

The Company follows the uncertainty in income taxes standards. The Company does not have any unrecognized tax benefits. The Company also evaluated its tax positions as of December 31, 2018 and reached the same conclusion.

The Company files income tax returns in the U.S. federal jurisdiction and New York State. The Company is no longer subject to U.S. federal, state and local examinations by tax authorities for the years before 2015.

Subsequent Events

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through February 22, 2019, the date the financial statements were available to be issued. There were no significant subsequent events or transactions which required recognition or disclosure in the financial statements.

RNR SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D).

Treatment of Rule 12b-1 Fees

On August 18, 2014, the Public Company Accounting Oversight Board (PCAOB) issued a report on the progress of it's interim inspection program related to audits of Brokers and Dealers (Release No. 2014-003). In this report, as Rule 15c3-1 was interpreted by SEC staff, Rule 12b-1 commissions receivable can be classified as an allowable asset to the extent the receivables are offset by Rule 12b-1 commissions payable to sales representatives. Effective July 2018, the Company adopted a change in accounting policy stating that this interpretation would be implemented when determining which assets are allowable in future net capital calculations.

3 - INVESTMENTS

Investments in securities at December 31, 2018 are stated at estimated fair value as summarized as follows:

	Fair Value
Mutual funds	$ 34,550

Investment income from investments above for the year ended December 31, 2018 is as follows:

Interest and dividend income	$ 5,560
Principal transactions	6,117
	$ 11,677

4 - FAIR VALUE MEASUREMENTS

Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC 820") establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described below:

-11-

4 - FAIR VALUE MEASUREMENTS (CONT'D).

Level 1   Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2   Inputs to the valuation methodology include:

- Quoted prices for similar assets or liabilities in active markets;

- Quoted prices for identical or similar assets or liabilities in inactive markets;

- Inputs other than quoted prices that are observable for the asset or liability;

- Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the assets or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3   Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2018.

Mutual funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Company are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily NAV and to transact at that price. The mutual funds held by the Company are deemed to be actively traded.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflect of future fair values. Furthermore, while the Company believes its valuation methods are appropriate and consistent with other market participants,

4 - FAIR VALUE MEASUREMENTS (CONT'D).

the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Company's assets at fair value as of December 31, 2018.

| | Assets at Fair Value as of December 31, 2018 | | | |
	Level 1	Level 2	Level 3	Total
Mutual funds	$ 34,550	$ -	$ -	$ 34,550
Total assets at fair value	$ 34,550	$ -	$ -	$ 34,550

5 - PROPERTY AND EQUIPMENT

Property and equipment is summarized as follows:

Computer equipment	$ 67,937
Furniture and fixtures	11,909
Leasehold improvements	39,383
	119,229
Less: Accumulated depreciation and amortization	61,441
	$ 57,788

Depreciation and amortization expense related to property and equipment amounted to $10,962 for the year ended December 31, 2018.

6 - OBLIGATIONS UNDER CAPITAL LEASES

The Company's property under capital leases, which is included in property and equipment, is summarized as follows:

6 - OBLIGATIONS UNDER CAPITAL LEASES (CONT'D).

Machinery and equipment	$ 5,605
Less: Accumulated depreciation	4,484
	$ 1,121

There are no outstanding capital leases at December 31, 2018.

7 - RELATED PARTY

The Company shares its offices with R&R Financial Planners, Inc., a party related through majority common ownership of its managing member. There is no expense sharing arrangement with the related party. Expenses are paid if incurred. For the year ended December 31, 2018, the Company paid $6,426 to the related party for shared expenses. In addition, the Company leases its offices from its managing member (See Note 9).

8 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2018, the Company has net capital of $99,258 which was $80,643 in excess of its minimum required net capital of $18,615. The Company's net capital ratio was 2.81 to 1.

9 - COMMITMENTS AND CONTINGENCIES

The Company leases office space in two buildings from the managing member, William V. Romeo. Future minimum lease payments under the leases through May 31, 2019 and February 2020, respectively, are as follows:

Year Ending December 31	
2019	$ 39,785
2020	2,881
	$ 42,666

Rent expense amounted to $73,256 for the year ended December 31, 2018.
The Company leased an automobile on August 23, 2016, with monthly payments of $1,249.

9 - COMMITMENTS AND CONTINGENCIES (CONT'D).

The lease minimum future rental payments through July 2019 is summarized as follows:

Years Ending December 31:
    2019 $ 8,743

10 - CONCENTRATION OF CREDIT RISK

In the normal course of business, the Company enters into financial transactions where the risk of potential loss due to changes in market or failures of the other party to the transaction to perform exceeds the amounts recorded for the transactions.

The Company's policy is to continuously monitor its exposure to market and counter-party risk through the use of a variety of financial position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the customer and/or other counter-party with which it conducts its business. As of December 31, 2018, there were no significant customer accounts having unsecured debit balances that presented any risk.

11 - REGULATORY SANCTIONS

In 2017, the Company was examined by the Financial Industry Regulatory Authority (FINRA). During the course of the examination, it was determined that the Company had deficiencies in its process of reviewing its representatives' e-mail correspondence and, accordingly, it was determined that the Company's Written Supervisory Procedures manual was deficient. The Company accepted FINRA's findings and accepted a $20,000 fine which was payable in monthly installments starting January 1, 2018. The Company reflected $20,000 fine in the Statements of Financial Condition and Operations for the year ended December 31, 2017. The liability was fully satisfied by April 30, 2018. In addition, the Company has since revised its Written Supervisory Procedures manual to address this finding.

Additionally, in 2018, the Company was examined by the Florida Office of Financial Regulation (FLOFR). During the course of the examination, it was determined that the Company did not have new account forms on file for several customers as required by the Company's Written Supervisory Procedures manual. Furthermore, the Company's Written Supervisory Procedures manual incorrectly referenced two FINRA rules. The Company accepted the FLOFR's findings and accepted a $5,000 fine, which was paid in full in October, 2018. The Company is in the process of revising its Written Supervisory Procedures to address this finding.

RNR SECURITIES, LLC
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15C3-1
AS OF DECEMBER 31, 2018

COMPUTATION OF NET CAPITAL
Total members' equity $ 200,649

Less: Nonallowable assets
    Commissions receivables-net of offsetting payable   5,862
    Property, equipment, and software, net   57,788
    Other assets   32,559
                    96,209

Net Capital before haircuts on securities positions (tentative net capital) $ 104,440

Haircuts on Securities
    Securities positions   5,182
                    5,182

Net Capital   99,258

CONSOLIDATED COMPUTATION OF BASIC NET CAPITAL REQUIRED
Mininum net capital required 6-2/3% of $279,224 pursuant to Rule 15C3-1   18,615

Minimum dollar net capital requirement of reporting broker/dealer   5,000

Minimum net capital requirements of broker/dealer   18,615

EXCESS NET CAPITAL   80,643

EXCESS NET CAPITAL AT 1,000%   71,335

AGGREGATE INDEBTEDNESS   279,224

RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL   2.81

See report of independent registered public accounting firm.

Computation of Reserve Formula Under Rule 15c3-3 of the Securities and Exchange Commission:

The Company is exempt from the provisions of Rule 15c3-3 as of December 31, 2018 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the condition for exemption appearing in paragraph (k)(2)(i).

Information Relating to Possession and Control Pursuant to Rule 15c3-3 of the Securities and Exchange Commission:

The Company is subject to the exemptive provisions of paragraph (k)(2)(i) of SEC Rule 15c3-3 and did not maintain possession or control of any customer funds or securities at December 31, 2018

See report of independent registered public accounting firm.

RNR SECURITIES, LLC
SUPPLEMENTARY INFORMATION
RECONCILIATION BETWEEN THE AUDITED AND UNAUDITED
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2018

ASSETS

	Audited	Focus Report Unaudited		Difference
ASSETS:				
Cash and cash equivalents	$ 156,224	$ 156,224		$ -0-
Securities, at fair value	34,550	34,550		-0-
Commissions receivable	198,752	186,920	(a)	11,832
Prepaid expenses and other assets	32,559	30,776	(b)	1,783
Property and equipment, net	57,788	61,474	(c)(d)	(3,686)
Total Assets	$ 479,873	$ 469,944		$ 9,929

LIABILITIES AND MEMBERS' EQUITY

	Audited	Focus Report Unaudited		Difference
LIABILITIES:				
Accounts payable, accrued expenses and other liabilities	$ 249,290	$ 249,006	(c)	$ 284
Notes payable and capital leases	29,934	30,217	(e)	(283)
Total Liabilities	279,224	279,223		1
MEMBERS' EQUITY				
Total Members' Equity	200,649	190,721	(f)	9,928
Total Liabilities and Members' Equity	$ 479,873	$ 469,944		$ 9,929

See report of independent registered public accounting firm.

RNR SECURITIES, LLC
SUPPLEMENTARY INFORMATION
RECONCILIATION BETWEEN THE AUDITED AND UNAUDITED
STATEMENT OF FINANCIAL CONDITION (CONT'D).
DECEMBER 31, 2018

(a) Audit adjustment based on detailed analysis for commissions earned in December 2018 inadvertently not recorded as a commission receivable for $11,832 on focus report.

(b) Adjustments to various prepaid expenses which were recorded as an estimate on focus report.

(c) Adjustment for $1,745 for understatement of accumulated depreciation.

(d) Adjustment of $1,941 of expense items that were incorrectly capitalized and recorded as property and equipment.

(e) Audit of reclassification of $283 of accrued payroll deductions, which were originally classified as notes payable on focus report, to accrued expenses.

(f) Summary of all adjustments listed above.

See report of independent registered public accounting firm.

RNR SECURITIES, LLC
SUPPLEMENTARY INFORMATION
RECONCILIATION OF COMPUTATION OF NET CAPITAL
WITH FOCUS REPORT FORM X-17A-5(A), PART IIA
AS OF DECEMBER 31, 2018

Net capital as reported on the Focus Report, Part IIA	$ 41,910
Adjustments	57,348
Net capital as adjusted and as reported per audited financial statements	$ 99,258

The difference between the auditors' net capital and the net capital reported by the broker is summarized below:

Adjustments required to correct net capital per focus report

Understatement of non-allowable receivables on focus report	$ 45,516
Understatement of other non-allowable assets on focus report	1,904
Adjustments to total members' equity shown on page 17	9,928
Total adjustments to net capital reported per audited financial statements	$ 57,348

These adjustments are reflected on the computation of net capital pursuant to rule 15C3-1 on page 15 of the audited financial statements. In addition, the audited report reflects the (adjusted) actual balances and revised estimates available subsequent to the previous filing. In order for RNR Securities, LLC to file Form X-17a-5(a) in a timely manner, certain amounts require estimates.

See report of independent registered public accounting firm



PragerMetis

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED UPON PROCEDURES

Prager Metis CPAs, LLC

485 UNDERHILL BOULEVARD
SUITE 100
SYOSSET, NY 11791
T 516.921.6480
F 516.921.6482
www.pragermetis.com

To The Member and Board of Directors of
RNR Securities, LLC
East Meadow, New York

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities and Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by RNR Securities, LLC and the SIPC solely to assist you and SIPC in evaluating RNR Securities, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2018. RNR Securities, LLC's management is responsible for its compliance with those requirements. This agreed-upon procedures engagement was conducted with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2018, with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2018, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and



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An affiliate of Prager Metis International   NORTH AMERICA   EUROPE   ASIA

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on RNR Securities LLC's compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Prager Metis CPAs, LLC

PRAGER METIS CPAs, LLC

Syosset, New York
February 22, 2019

RNR SECURITIES LLC
SUPPLEMENTARY INFORMATION
GENERAL ASSESSMENT RECONCILIATION
FOR THE YEAR ENDED DECEMBER 31, 2018

Total revenue	$ 3,099,045
Deductions:	
Revenues from the sale of variable annuities and mutual funds	2,881,745
Net income from securities in investment accounts	6,117
Other revenue not related either directly or indirectly to the securities business	5,929
Interest and dividend expense	724
Total deductions	2,894,515
SIPC net operating revenues	204,530
General assessment @ .0015	307
Overpayments applied from prior year	1,018
Total payments	1,018
Assessment balance due or (overpayment)	(711)
Interest computed on late payment at 20% per annum	-
Total overpayment	$ (711)

See Accountant's Agreed Upon Procedures Report


PragerMetis

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Prager Metis CPAs, LLC

485 UNDERHILL BOULEVARD
SUITE 100
SYOSSET, NY 11791
T 516.921.6480
F 516.921.6482
www.pragermetis.com

To the Member and Board of Directors of
RNR Securities, LLC
East Meadow, New York

We have reviewed management's statements, included in the accompanying Exemption Report in which (1) RNR Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which RNR Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(i) (the "exemption provisions") and (2) RNR Securities, LLC stated that RNR Securities, LLC met the identified exemption provisions throughout the most recent fiscal year, except as described in its exemption report. RNR Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about RNR Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Prager Metis CPAs, LLC

PRAGER METIS CPAs, LLC

Syosset, New York
February 22, 2019

-24-



RNR SECURITIES, LLC

Exemption Report
Year Ended December 31, 2018

I, as member of management of RNR Securities, LLC ("RNR") am responsible for complying with 17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers." We have performed an evaluation of RNR's compliance with the requirements of 17 C.F.R. §§240.17a-5, and the exemption provisions in 17 C.F.R. §240.15c3-3(k) (the "exemption provisions"). Based on this evaluation, we make the following statements to the best knowledge and belief of RNR:

(1)   We identified the following provisions of 17 C.F.R. §240.15c3-3(k) under which RNR claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i).

(2)   We met the identified exemption provisions throughout the most recent calendar year ended December 31, 2018 with the exception that, in a few transactions identified by FINRA during their most recent review, the representative did not forward checks received by the client to the investment company within the time period required in the Firm's Written Supervisory Procedures. It should be noted that the transactions in question were in compliance with FINRA Rules 2150(a), 2111 and 3110.

RNR is exempt from the provisions of 17 C.F.R. §240.15c3-3 of the Securities Exchange Act of 1934 (pursuant to paragraph (k)(2)(i) of such Rule), as RNR is an introducing broker or dealer whose business is limited to the sale of mutual funds, variable annuities, insurance products and REITs, carries no customers' accounts, promptly transmits any customer funds and customer securities to the clearing broker or dealer and does not otherwise hold funds or securities of customers.

William V. Romeo, Managing Member